Exhibit 99.3

Millar Western Forest Products Ltd.
SELECTED FINANCIAL DATA

The selected historical financial data set forth below should be read in conjunction with our financial statements and the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are included as Exhibits 99.1 and 99.2 to this report on Form 6-K.  The selected historical financial data for the years ended and as at December 31, 2003, 2004, 2005, 2006 and 2007 are derived from our audited financial statements.

We prepare our financial statements in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP.  For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to us, see note 22 to our audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

	Year ended December 31,
	2003	2004	2005	2006	2007
	(in thousands of Canadian dollars)
Statements of earnings data:
Canadian GAAP
Revenue	$317,428	$345,826	$304,305	$305,260	$327,198
Cost of products sold	197,072	212,451	204,700	202,615	229,500
Freight and other distribution costs	47,065	47,714	53,415	52,790	62,138
Lumber export taxes	--	--	--	990	5,308
Countervailing and anti-dumping duties	11,811	13,657	9,735	(27,683)	--
Depreciation and amortization	16,601	15,119	17,664	18,970	21,051
General and administration	13,487	13,657	14,797	12,635	12,862
Severance costs	--	--	--	--	--
Employees’ profit sharing	325	2,504	--	4,127	--
Operating earnings (loss)	$31,067	$41,284	3,994	40,816	$(3,661)
Financing expenses-net (2)	(21,365)	(18,328)	(17,555)	(13,547)	(16,510)
Refinancing charges (3)	(14,965)	--	--	--	--
Unrealized exchange gain (loss) on long-term debt	47,768	15,751	7,448	(114)	33,079
Other (expense) income (4)	(5,308)	(422)	(4,926)	31,243	(3,487)
Earnings (loss) before income taxes	$37,197	$38,285	$(11,039)	$58,398	$9,421
Income taxes (recovery)	1,635	10,032	(4,086)	13,773	(7,126)
Net earnings (loss)	$35,562	$28,253	$(6,953)	$44,625	$16,547

U.S. GAAP
Operating earnings	$31,576	$41,284	$3,994	$40,816	$(3,661)
Net earnings (loss)	$39,452	$23,831	$(6,953)	$44,625	$16,547

Other data:

Average Exchange Rate (5)	$0.7186	$0.7701	$0.8276	$0.8844	$0.9310

(1)

	As at December 31,
	2003	2004	2005	2006	2007
	(in thousands of Canadian dollars)
Balance sheets data:
Canadian GAAP
Cash	$72,301	$95,959	$43,659	$64,959	$24,001
Total assets	$345,697	$358,958	$327,705	$401,027	$379,544
Long-term debt, including current portion	$244,511	$228,760	$221,312	$236,296	$205,314
Shareholder’s equity	$38,106	$66,359	$44,406	$89,031	$105,578
U.S. GAAP
Total assets	$350,122	$358,958	$327,705	$401,027	$379,544
Shareholder’s equity	$42,528	$69,006	$44,406	$89,031	$104,674

(1)	Comparative statement of earnings and balance sheet data have been restated to reflect changes in accounting policies and other classification changes.

(2)
Financing expenses-net  consists of interest expense, amortization of deferred financing costs and interest income  See note 12 to our audited consolidated financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(3)	Refinancing charges relate to the repurchase and redemption of US$160 million aggregate principal amount of our 9 7/8% Senior Notes due 2008.

(4)
Other income (expense) includes the gain on sale of power purchase rights, the provision for loss on amounts owing from the Meadow Lake Pulp Limited Partnership, the gain or loss on disposal of property, plant and equipment and foreign exchange gains or losses on working capital and forward exchange contracts.  See note 13 to our audited financial statements, which are included as Exhibit 99.1 to this report on Form 6-K.

(5)
The average of the exchange rates on the last day of each month during the year indicated.  Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).  The rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

(2)